Mail Stop 6010

May 1, 2008

Mr. Michael M. Halloran
Vice President and Chief Financial Officer
Sonic Innovations, Inc.
2795 East Cottonwood Parkway, Suite 660
Salt Lake City, UT 84121

      Re: **Sonic Innovations, Inc.**
              Form 10-K for the Year Ended December 31, 2007
              Filed March 17, 2008
              File No. 000-30335

Dear Mr. Halloran:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief